

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2013

<u>Via E-mail</u>
Adriaan Reinders
Chief Executive Officer
Standard Drilling, Inc.
870 Market Street, Suite 828
San Francisco, CA 94102

> **Re:** **Standard Drilling, Inc.**
> **Amendment No. 5 to Form 8-K**
> **Filed August 16, 2013**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed August 19, 2013**
> **File No. 000-51569**

Dear Mr. Reinders:

We have reviewed the filings referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated August 7, 2013.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K/A Filed August 16, 2013</u>

<u>General</u>

1. We note your response to prior comments 1, 2 and 3 regarding your fundraising services. Please consider adding a risk factor or similar disclosure that describes the risks and consequences if you are deemed to be an unregistered broker-dealer, funding portal or investment adviser, or advise us why it is not necessary.

2.   Please revise to address whether your acquisition of Investor Members and matching of them with individuals or entities seeking investment funds may result in non-exempt, unregistered securities sales by your Entrepreneur Members. Please address your apparent lack of safeguards that reduce the risk of such sales and disclose the resulting risks to your business.

3.   In your response to prior comment 1, you indicate that your Investor Members pay a $5 per month fee to receive a weekly email of investment opportunities. Please revise to clarify whether you receive any other compensation from your Investor or Entreprenuer Members for your fundraising services or if you invest or receive equity or other securities for your services.

4.   In your weekly email digest of investment opportunities, Investor Members click on a hypertext link for more information. Please provide us examples of the webpages that describe the investment opportunities in more detail before the Entrepreneur Members are revealed to the Investor Members. Also, please describe how such pages are created, including the amount of input of your staff has in creating these descriptions.

Revised Schedule 14C Filed August 19, 2013

General

5.   We note your response to prior comment 10 regarding the requirement that you provide financial statements and corresponding management's discussion and analysis disclosure to your shareholders as part of your information statement. Please expand the disclosure to identify the documents you will be delivering concurrently with the Schedule 14C to provide the information responsive to paragraphs (a)(1)-(a)(4) of Item 13 of Schedule 14A and ensure the associated text complies with Item 13(b)(2) of Schedule 14A.   Your current disclosures reference your Form 10-K for the fiscal year ended December 31, 2012, but the appropriate financial statements and management's discussion are those included in your reverse merger Form 8-K. Your incorporation by reference disclosure should identify the specific sections and page numbers of your Forms 8-K and 10-Q that you are incorporating to comply with Item 13(a)(1)-(a)(4) of Schedule 14A. Confirm that the amended periodic reports you deliver concurrently with the Schedule 14C will address the staff's comments, including our financial statement comments.

6.   Your response to prior comment 11 indicates that once the transactions proposed in your information statement are completed that you will have "a sufficient number of [your] shares of common stock and preferred stock to complete a share exchange whereby [you] exchange [your] securities in exchange for the remaining 30% of EFactor common stock." Please clarify whether any such plans, arrangements, agreements or agreements in principal exist, and if so, disclose the material terms of any proposed transaction.

Please contact Tamara Tangen, Staff Accountant, at (202) 551-3443, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 for accounting and financial statement matters. You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief-Legal

cc: <u>Via E-mail</u>
   Richard Anslow, Esq.
   Anslow & Jaclin